Phoenix PharmaLabs, Inc.

A Utah Corporation

Financial Statements and Independent Auditor's Report

December 31, 2019

Phoenix PharmaLabs, Inc.

TABLE OF CONTENTS

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com



To the Stockholders of
Phoenix PharmaLabs, Inc.
Woods Cross, Utah

INDEPENDENT AUDITOR'S REPORT

Report on the Financial Statements

We have audited the accompanying financial statements of Phoenix PharmaLabs, Inc. (the "Company"), which comprise the balance sheet as of December 31, 2019 and the related statements of operations, changes in stockholders' equity/(deficit), and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatements.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix PharmaLabs, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has not generated profits in several years and has sustained a loss of $552,876 for the year ended December 31, 2019, has an accumulated deficit of $8,468,583 as of December 31, 2019, and has a concentration of revenue derived from federal grants. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Artesian CPA, LLC

Artesian CPA, LLC

Denver, Colorado
January 12, 2021

Artesian CPA, LLC
1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

PHOENIX PHARMALABS, INC.
BALANCE SHEET
As of December 31, 2019

ASSETS

Current Assets:

Cash and cash equivalents	$	761,206
Total Current Assets		761,206
TOTAL ASSETS	$	761,206

LIABILITIES AND STOCKHOLDERS' EQUITY /(DEFICIT)

Liabilities:

Current Liabilities:

Accounts payable and accrued expenses	$	103,695
Total Current Liabilities		103,695
Long-Term Liabilities:		
Related party loans payable		2,058,665
Total Long-Term Liabilities		2,058,665
Total Liabilities		2,162,360

Stockholders' Equity/(Deficit):

Preferred Stock, $0.0001, 5,000,000 shares authorized, 0 shares issued and outstanding as of December 31, 2019.		-
Common Stock, $0.0001 par, 55,000,000 shares authorized, 26,580,283 shares issued and outstanding as of December 31, 2019.		2,658
Additional paid-in capital		7,064,771
Retained earnings/(accumulated deficit)		(8,468,583)
Total Stockholders' Equity/(Deficit)		(1,401,154)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$	761,206

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-3-

PHOENIX PHARMALABS, INC.
STATEMENT OF OPERATIONS
For the year ended December 31, 2019

Revenues:		
Grants and contracts	$	1,285,068
Total revenues		1,285,068
Operating Expenses:		
Research & development		1,016,700
Compensation paid by debt		400,761
General & administraive		300,469
Compensation paid by equity		84,715
Sales & marketing		35,299
Total Operating Expenses		1,837,944
Loss from operations		(552,876)
Provision for income taxes		-
Net Loss	$	(552,876)

PHOENIX PHARMALABS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the year ended December 31, 2019

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount			
Balance at January 1, 2019	2,650,000	$ 265	22,493,128	$ 2,249	$ 5,955,706	$ (7,915,707)	$ (1,957,487)
Issuance of common stock	-	-	1,332,569	133	1,079,251	-	1,079,384
Offering costs	-	-	-	-	(54,890)	-	(54,890)
Preferred stock converted to common stock	(2,650,000)	(265)	2,650,000	265	-	-	-
Common stock issued for services	-	-	104,586	11	84,704	-	84,715
Net loss	-	-	-	-	-	(552,876)	(552,876)
Balance at December 31, 2019	-	$ -	26,580,283	$ 2,658	$ 7,064,771	$ (8,468,583)	$ (1,401,154)

See Independent Auditor's Report and accompanying notes, which are an integral part of these
financial statements.

PHOENIX PHARMALABS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2019

Cash Flows From Operating Activities

Net loss	$	(552,876)
Adjustments to reconcile net loss to net cash provided		
by operating activities:		
Related party loans payable issued for services		400,761
Common stock issued for services		84,715
Changes in operating assets and liabilities:		
Increase/(decrease) in accounts payables and accrued expenses		73,313
Net Cash Provided By Operating Activities		5,913

Cash Flows From Financing Activities

Payments on related party loans		(306,545)
Proceeds from issuance of common stock		1,079,384
Offering costs		(54,890)
Net Cash Provided By Financing Activities		717,949

Net Change In Cash		723,862
Cash at Beginning of Period		37,344
Cash at End of Period	$	761,206

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$	-
Cash paid for income taxes	$	-

Supplemental Disclosure of Non-Cash Financing Activities

Conversion of preferred stock to common stock	$	265
Related party loans payable issued for services	$	400,761
Common stock issued for services	$	84,715

See Independent Auditor's Report and accompanying notes, which are an integral part of these financial statements.

-6-

NOTE 1: NATURE OF OPERATIONS

Phoenix PharmaLabs, Inc (the "Company"), is a corporation organized January 23, 2002 under the laws of Utah. The Company was formed to develop pharmaceutical drugs.

The Company is subject to risks common in companies in the biotechnology industry, including, but not limited to, development by the Company or its competitors of technological innovations, risks of failure of clinical trials, dependence on key personnel, protection of proprietary technology, compliance with governmental regulations and ability to transition from pilot-scale manufacturing to large-scale production of products. Additionally, there is uncertainty to the continued effects of the global pandemic from COVID-19 and what impacts it may have on the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are carried at their estimated collectible amounts. Accounts receivable are periodically evaluated for collectability based on past credit history with clients and other factors. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance, and current economic conditions. As of December 31, 2019, the Company carried no receivables.

Property and Equipment & Intangible Assets

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company capitalizes assets who have a useful life greater than 1 year and whose cost is greater than $1,000 for property and equipment and all costs are capitalized for patents. The Company periodically reviews these patent costs to ensure the related technology is being used in products with sufficient future cash flows to ensure the recovery of unamortized costs. The Company had no property and equipment nor intangibles as of December 31, 2019.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheet approximate their fair value.

Revenue Recognition

Grant revenue is primarily generated through research and development grant programs offered by federal, state and local governments, and is recognized using the milestone method, prescribed by FASB ASC 605-28, as the Company satisfies its obligations over the life of the contract. Each individual contract or grant lists each of the deliverables to be completed by the Company, the date those deliverables are to be completed and delivered, and the fee related to each individual deliverable. Revenues is recognized on each deliverable as it is completed (and delivered) over the life of the contract. Grant revenue in the year ended December 31, 2019 was $1,285,068. The Company records grant revenue as a part of revenue from operations given that grant revenue is viewed as an ongoing function of its intended operations. The revenue from grants is not viewed as incidental or peripheral which would result in the presentation of grant revenue as other income. The Company recognizes non-refundable grant revenue when the performance obligations have been met, a funding application has been submitted, and approval is reasonably assured.

Research and Development Costs

Research and development costs are comprised of costs incurred in performing research and development activities. Research and development costs are expenses as incurred.

Advertising Costs

Costs of advertising are expensed as incurred.

Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net a operating loss carryforward of $1,594,731 as of December 31, 2019. The Company pays federal and Utah income taxes at a combined effective rate of approximately 25% and has used this effective rate to derive a net tax asset of $625,995 as of December 31, 2019, resulting from its net operating loss carryforwards and unpaid services accrued as related party debt. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2030, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. Tax periods for the year 2017-2019 remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not generated profits in several years and has sustained a net loss of $552,876 for the year ended December 31, 2019, has an accumulated deficit of $8,468,583 as of December 31, 2019, and has a concentration of revenue derived from federal grants.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate grant revenues and raise capital as the Company has done in the past. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: NOTES PAYABLE – RELATED PARTY

The Company has entered into several loan agreements with related parties over the years. These agreements have no maturity date, bear no interest, and are considered payable on demand. The amounts due to the related parties as of December 31, 2019 was $2,058,665. The total amount of expenses incurred for services rendered by related parties totaled $401,761 for the year ended December 31, 2019.

NOTE 5: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company authorized 55,000,000 shares of common stock with $0.0001 par value and 5,000,000 shares of preferred stock with $0.0001 par value. As of December 31, 2019, 26,580,283 shares of common stock were issued and outstanding. As of December 31, 2019, 0 shares of preferred stock were issued and outstanding, respectively.

Preferred stock has certain rights and privileges over common stock, including dividend preferences and liquidation rights where common stockholders are not to receive any liquidation proceeds until preferred stockholders are paid in full.

Stock Issuances

In 2019, the Company issued 104,586 shares of common stock to management of the Company for services valued at $84,715 based on the Company's estimate of the fair value of the common stock issued.

In 2019, the Company raised $1,079,384 through the issuance of 1,332,569 shares of common stock pursuant to an offering under Regulation Crowdfunding. The Company also incurred $54,890 in offering costs for the year ended December 31, 2019, in connection with this offering.

During 2019, the two preferred shareholders converted 2,650,000 shares of preferred stock to 2,650,000 shares of common stock.

NOTE 6: LEASE OBLIGATIONS

The Company leases office space under a noncancelable operating lease. The Company signed a lease effective October 1, 2018 and expiring on September 30, 2021. Monthly lease obligations under the lease is $2,505 per month during the year ended December 31, 2019.

Future aggregate minimum rental payments as of December 31, 2019 are as follows:

2020	$	30,060
2021		22,545
Total	$	52,605

Rent expense for the year ended December 31, 2019 totaled $32,565.

NOTE 7: CONCENTRATIONS

The Company's revenue sources carry significant concentrations. For the year ended December 31, 2019, there was one granting agency that represented over 10% of total revenue and represented a concentration of risk which was approximately 91% of total revenues.

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company has received grants for specific purposes that are subject to review and audit by grantor agencies. Such audits may result in grantor agencies requiring a reimbursement from the Company for expenditures disallowed by the grant terms. Management does not expect any such disallowances to be material.

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 10: SUBSEQUENT EVENTS

Subsequent Event

In 2020, the Company issued 210,000 shares of common stock for gross proceeds of $210,000.

Amended Articles of Incorporation

On December 9, 2020, the Company adopted an amended articles of incorporation, which set forth the authority to establish preferred stock rights and preferences.

License Agreement

On July 21, 2020, the Company entered into a license agreement with The University of Bath (the "University"), in which the University grants to the Company a license to research, develop, manufacture, make and sell products.

Management's Evaluation

Management has evaluated subsequent events through January 12, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.



CERTIFIED PUBLIC
ACCOUNTANTS AND
BUSINESS ADVISORS

<u>Independent Auditors' Report</u>

To Management
Phoenix PharmaLabs, Inc.
Woods Cross, Utah

We have audited the accompanying financial statements of Phoenix PharmaLabs, Inc. (the Company), which comprise the balance sheet as of December 31, 2018, and the related statement of operations, changes in stockholders' equity/deficit, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. ln making those risk assessments, the auditors consider internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Phoenix PharmaLabs, Inc. as of December 31, 2018, and the results of their operations and cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

www.WSRP.com

SALT LAKE CITY, UT | 155 NORTH 400 WEST STE 400, SLC, UT 84103 | PHN 801.328.2011 FAX 801.328.2015
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info@wsrp.com

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Note 3 to the financial statements, the Company has experienced significant operating losses, negative working capital, and operating cash outflow. These factors create substantial doubt about the Company's ability to continue as a going concern entity. Management's plans in regard to this matter are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

WSRP, LLC

Salt Lake City, Utah
October 27, 2020

Phoenix PharmaLabs, Inc.
A Utah Corporation

Financial Statements

December 31, 2018

Phoenix PharmaLabs, Inc.

TABLE OF CONTENTS

PHOENIX PHARMALABS, INC.
STATEMENTS OF OPERATIONS
For the year ended December 31, 2018

	2018
ASSETS	
Current Assets:	
Cash and cash equivalents	$ 37,344
Total Current Assets	37,344
TOTAL ASSETS	$ 37,344
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	
Liabilities:	
Current Liabilities:	
Accounts payable	$ 30,382
Related party loans payable - current	1,964,449
Total Current Liabilities	1,994,831
Total Liabilities	1,994,831
Stockholders' Equity/(Deficit):	
Preferred Stock, $0.0001 par, 5,000,000 shares authorized, 2,650,000 shares issued and outstanding as of December 31, 2018.	265
Common Stock, $0.0001 par, 55,000,000 shares authorized, 22,493,128 shares issued and outstanding as of December 31, 2018.	2,249
Additional paid-in capital	5,955,706
Net Profit / (Loss)	(939,817)
Accumulated deficit	(6,975,890)
Total Stockholders' Equity/(Deficit)	(1,957,487)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 37,344

PHOENIX PHARMALABS, INC.
STATEMENTS OF OPERATIONS
For the year ended December 31, 2018

	2018
Net revenues (Grant Funds collected)	$ 66,654
Costs of net revenues	-
Gross profit/(loss)	66,654
Operating Expenses:	
Bank Charges	41
Chemical Supplies	9,204
Industry Research	100
Internet Expense	922
Licenses	125
Meetings	5,642
Office Supplies	493
Postage	78
Printing	457
Accounting	400
Business Development Expense	337,050
Chemistry Consulting	4,507
Crowdfunding Fees	57,634
Legal Fees	12,218
Promotional Expense	5,385
State Tax	100
Meals	467
Travel	4,988
Advertising	2,000
Management Wages	452,812
Contract Testing	4,513
GMP Contract	44,131
Miscellaneous	100
Patent Legal Fees	1,199
Computer Repairs	245
Rent	5,010
Total Expense	949,821
Other Income/(Expense):	
Interest expense	56,650

PHOENIX PHARMALABS, INC.
STATEMENTS OF OPERATIONS
For the year ended December 31, 2018

Total Other Income/(Expense)	56,650
Provision for income taxes	-
Net loss	$ (939,817)

PHOENIX PHARMALABS, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT)
For the year ended December 31, 2018

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings/ (Accumulated Deficit)	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount			
Balance at January 1, 2018	2,650,000	$ 265	21,588,388	$ 2,159	$ 5,222,954	$ (6,975,890)	$ (1,750,512)
Common stock issued for services	-	-	542,981	54	439,762	-	439,816
Common Stock issued for Debenture conversion.	-	-	361,759	36	292,990	-	293,026
Net loss	-	-	-	-	-	(939,817)	(939,817)
Balance at December 31, 2018	2,650,000	265	22,493,128	2,249	5,955,706	(7,915,707)	(1,957,487)

PHOENIX PHARMALABS, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2018

	2018
Cash Flows From Operating Activities	
Net Loss	$ (939,817)
Adjustments to reconcile net loss to net cash used in operating activities:	
Related party loans payable issued for services	312,900
Common stock issued for services	439,816
Interest expense paid with common stock	55,380
Changes in operating assets and liabilities:	
Increase/(Decrease) in accounts payable	28,038
Net Cash Used In Operating Activities	(103,683)
Cash Flows from Financing Activities	
Cash paid for debentures that didn't convert	(9,998)
Net Change In Cash	113,681
Cash at Beginning of Period	151,025
Cash at End of Period	$ 37,344
Supplemental Disclosure of Non-Cash Financing Activities	
Debt converted to common stock	$ 293,026
Common stock issued for services	$ 439,816
Cash paid for interest	$ 1,270

NOTE 1: NATURE OF OPERATIONS

Phoenix PharmaLabs, Inc (the "Company"), is a corporation organized January 23, 2002 under the laws of Utah. The Company was formed to develop pharmaceutical drugs.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

For the purpose of the statement of cash flows, cash equivalents include time deposits, certificate of deposits, and all highly liquid debt instruments with original maturities of three months or less. Cash and cash equivalents consisted of cash on hand and demand deposits with banks and other financial institutions.

Research and Development

The Company expenses research and development costs as incurred.

Grant Revenue Recognition

The Company records grant revenue as a part of revenue from operations given that grant revenue is viewed as an ongoing function of its intended operations. The revenue from grants is not viewed as "incidental" or "peripheral" which would result in the presentation of grant revenue as "Other income". The Company recognizes non-refundable grant revenue when the performance obligations have been met, a funding application has been submitted and approval is reasonably assured.

With respect to revenue recognition, the Company adopted the Milestone method of revenue recognition under Financial Accounting Standards Board's Accounting Standards Codification ("ASC") 605-28 "Revenue Recognition – Milestone Method" and it believes it meets the requirements under ASC 605-28 for reporting contract revenue under the Milestone Method for the fiscal year ended December 31, 2018.

Advertising & Promotion

The Company expenses advertising and promotion costs as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future. The Company estimates it will have net operating loss carryforward of $1,517,968 as of December 31, 2018. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforwards before they begin to expire in 2030, the Company has recorded a full valuation allowance to reduce any net deferred tax asset to zero.

The Company files U.S. federal and state income tax returns. All previous tax returns have been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

NOTE 3: BASIS, FINANCIAL CONDITION & GOING CONCERN

The accompanying financial statements have been prepared on an accrual basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits, has a net loss of $939,817 during the year ended December 31, 2018, has negative cash flows from operations, and has an accumulated deficit of $7,915,707 as of December 31, 2018, and whose current liabilities exceed current assets by $1,957,487 as of December 31, 2018.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and is continuing its plans to generate operating funds to satisfy its capital needs by: a) continued application for appropriate government grant funding; b) raising debt or equity financing, and: c) seeking collaborative relationships with one of more commercial pharmaceutical partners. No assurance can be given that the Company will be successful in these efforts.

NOTE 4: CAPITAL STRUCTURE

The Company authorized 55,000,000 shares of common stock with $0.0001 par value and 5,000,000 shares of preferred stock with $0.0001 par value. As of December 31, 2018, 22,493,128 shares of common stock were issued and outstanding. As of December 31, 2018, 2,650,000 shares of preferred stock were issued and outstanding.

NOTE 5: CONVERTIBLE DEBENTURE CONVERSION

During the year ended December 31, 2017, the Company entered into zero coupon original issue discount convertible debentures with nine investors in exchange for cash totaling $220,000. The debenture agreements matured on November 30, 2018 and bear effective interest rates ranging from 21% to 26%. In October of 2018, the Company issued 361,759 shares of common stock to seven holders of the convertible debentures electing to convert to Common shares in advance of their maturity, and its obligations to these investors was fully satisfied, while the two remaining holders were repaid with interest upon maturity.

NOTE 6: RELATED PARTY LOANS PAYABLE

The Company has entered into loan agreements with related parties over the years, mostly for unpaid compensation and for services rendered by management and consultants, including in 2018. These agreements are not collateralized, have no maturity date, bear no interest, and are booked as earned and intended to be repaid if and when economic conditions permit.

NOTE 7: STOCK ISSUED FOR SERVICES

In 2018, the Company issued 542,981 shares of common stock to its CEO, William W. Crossman, for services valued at $439,816 based on the Company's employment agreement with Mr. Crossman.

NOTE 8: SUBSEQUENT EVENTS

Management has evaluated subsequent events through September 10, 2020, the date the financial statements were available to be issued. Based on this evaluation, no events were noted, except as detailed below.

The Company's research and testing schedule has decreased, as scientific contract research organizations have initiated procedures to curtail the spread of the COVID-19 outbreak in the U.S. and in Canada, resulting in approximately a 3-4 month delay in the expected research schedule. While the Company considers the slowdown to be temporary, however if it continues, it may possibly materially affect the Company's overall liquidity.

Although the Company cannot estimate the length or gravity of the impact of the COVID-19 outbreak at this time, if the pandemic continues, it may have a material adverse effect on the Company's ability to meet its research and development schedule, and consequently may therefore impact the company's ability to generate additional grant funding, equity financing and may then impact its financial position, and liquidity in fiscal year 2021. No evidence of any adverse impact is notable at this time.

NOTE 9: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and government regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 10: ONGOING GRANT FUNDING

On July 26, 2018 The National Institutes of Health awarded the Company an SBIR grant in the amount of $186,687. The grant is considered to be an exchange transaction. Accordingly, revenue is recognized when collected and expenses are recognized as incurred. As of December 31, 2018, the Company had drawn $25,788 of the available funds, and still had $160,899 in funds available, to be collected and used for grant purposes generally within 18 months.

On September 17, 2018 The United States Army Medical Research and Material Command awarded the Company a grant in the amount of $2,724,151. The grant is considered to be an exchange transaction. Accordingly, revenue is recognized when collected and expenses are recognized as incurred. As of December 31, 2018, the Company had drawn $40,866 of the available funds, and still had $2,683,285 in funds available, to be collected and used for grant purposes generally within 30 months.

All of the company's revenue is presently derived from Grant funds.